Form N-SAR
Attachment for Item #77.C
Matters Submitted to a Vote of Security Holders

THE MAINSTAY FUNDS
811-4550
For Period Ended 10/31/12

MainStay Equity Index Fund

(a) The date of the meeting and whether it was an annual or special meeting;

Pursuant to notice, a special meeting of shareholders (“Special Meeting”) of the MainStay Equity Index Fund, a series of The MainStay Funds, was held at the offices of New York Life Investment Management LLC (“New York Life Investments”), 169 Lackawanna Avenue, Parsippany, New Jersey 07054 on May 21, 2012.

(b)	If the meeting involved the election of trustees, state the name of each trustee elected at the meeting and the names of all other trustees now in office;

N/A.

(c)	Describe each matter voted upon at the meeting and state the number of affirmative votes and the number of negative votes cast with respect to each matter;

1.
To approve an Agreement and Plan of Reorganization providing for the acquisition of the assets and liabilities of the Equity Index Fund, a series of The MainStay Funds, by MainStay S&P 500 Index Fund (“S&P 500 Fund”), a series of MainStay Funds Trust, in exchange for Class A shares of the S&P 500 Fund, followed by the complete liquidation of the Equity Index Fund.

2.
The above proposal was discussed in detail in the proxy statement.  No other business came before the Special Meeting.

The proposal was passed by the shareholders, as confirmed by the Inspector of Elections.

The following is a summary of how the votes on the proposal presented before the Special Meeting held on May 21, 2012 were cast.  There were no votes cast in person at the Special Meeting.

Votes For	Votes Against	Abstentions	Total
1,811,266.851	211,258.240	143,619.678	2,166,144.769